Exhibit 99.4

CONSENT

In accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to being named in this Registration Statement on Form S-4 of ACE Limited (the “Company”), and all amendments thereto (the “Registration Statement”), as a person who is to become a director of the Company, subject to the approval of the shareholders of the Company and upon consummation of the Merger (as such term is defined in the Agreement and Plan of Merger, dated as of June 30, 2015, by and among the Company, The Chubb Corporation and William Investment Holdings Corporation), and to the filing of this consent as an exhibit to this Registration Statement.

Date: August 11, 2015

By:	/s/ James I. Cash, Jr.
James I. Cash, Jr.